Exhibit 99.1

BioNTech Highlights AI Capabilities and R&D Use Cases at Inaugural AI Day

•Provides updates on BioNTech’s strategy to scale and deploy AI-capabilities across the immunotherapy pipeline
•Highlights InstaDeep’s new near exascale supercomputer, Kyber, with the aim of enabling BioNTech to compute at scale
•Unveils novel AI Bayesian Flow Network (“BFN”) models for protein sequence generation
•Highlights progress in deploying AI across BioNTech’s immunotherapy pipeline, including in immunohistochemistry, DNA/RNA sequencing, proteomics, protein design, and lab functional validation

LONDON, United Kingdom, October 1, 2024 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”), alongside its artificial intelligence (“AI”) subsidiary InstaDeep Ltd. (“InstaDeep”), today presents an overview of its AI approach during an edition of the Company’s Innovation Series, AI Day.

“At BioNTech, we are at the forefront of integrating advanced AI to revolutionize individualized medicine. With our in-house AI specialist, InstaDeep, we are pioneering the use of artificial intelligence to develop personalized vaccines and targeted therapies,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “By introducing state-of-the-art technologies such as our BFN generative protein model and incorporating AI capabilities across our immunotherapy pipeline, we are unlocking the full potential of AI to deliver innovative vaccines and cancer treatments to patients worldwide”.

“BioNTech and InstaDeep, as a biotechnology powerhouse with a dedicated AI unit, are uniquely positioned at the intersection of biotechnology and AI,” said Karim Beguir, CEO and Co-Founder of InstaDeep, a BioNTech company. “Working closely together and combining expertise from AI research, high performance computing, software and biology is accelerating innovation. A key focus of this collaboration is our DeepChain™ multiomics design platform. DeepChain™ is now open for external partnerships, after successful application to several projects, including the mRNA-encoded antibody RiboMab™ platform. We are excited to harness breakthroughs in both AI and biotechnology synergistically.’’

As part of the event, BioNTech will showcase the Company’s approach to AI capability scaling and deployment across BioNTech’s pipeline. These updates will cover the introduction of a new near exascale supercomputer, the launch of a novel BFN generative model, and multiple updates on the deployment of AI across BioNTech’s immunotherapy pipeline.

The live webcast of the event will be available via this link and will begin at 3:00 pm CEST (2:00 pm BST). A replay of the webcast will be available shortly after the event’s conclusion and archived on BioNTech’s website for one year.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor (CAR) T cells, several protein-based therapeutics, including bispecific immune checkpoint modulators, targeted cancer antibodies and antibody-drug conjugate (ADC) therapeutics, as well as small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Biotheus, DualityBio, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.biontech.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning the impact of, and expectations regarding, BioNTech’s AI capabilities and future research and development activities. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development,; competition from other product candidates BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; BioNTech’s ability to manage its development; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Michael Horowicz
Investors@biontech.de

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de